NAME OF REGISTRANT:
Templeton Institutional Funds, Inc.
File No. 811-06135


EXHIBIT ITEM No. 77(d): Policies With Respect to Security Investment


At the December 7, 2004 meeting of the Board of Directors (the "Board") of Templeton Institutional Funds, Inc., the Board approved certain changes to the
Funds'  non-fundamental  investment  policies.   These changes, which  became
effective on May 1, 2005, included: (i) updating certain non-fundamental investment policies so that they conform with recent changes to the Investment Company Act of 1940, as amended; and (ii) eliminating certain non-fundamental investment policies that are no longer required by law.